SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS RELEASES THIRD-QUARTER 2005 RESULTS

(Rio de Janeiro – November 11, 2005) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS releases its consolidated results today, expressed in millions of reais, according to Brazilian GAAP.

PETROBRAS reported consolidated net income of R$ 5.632 million in 3Q-2005, 27% higher than net income reported in 3Q-2004 (R$ 4.440 million), excluding the effect of the fiscal benefit from declaration of interest on own capital in 3Q-2004. Consolidated net operating revenues were R$ 35.711 million, 18% higher than in the same period of 2004 (R$ 30.170 million). EBITDA in 3Q-2005 reached R$ 12.488 million, which result was 31% higher than the R$ 9.548 million reported in 3Q-2004. The Company’s market value on September 30, 2005, reached R$ 168.035 million.

  Net income in 3Q-2005 was 27% higher than net income in 3Q-2004, excluding the effect of the fiscal benefit from the declaration of interest on own capital in 3Q-2004. Higher net income was a result of the profitability obtained in the period due to the increase in prices and volumes sold in the domestic and external markets. These effects were partially offset by growth in cost of goods sold, where higher expenses related to government take are highlighted, and in expenses with oil products imports, technical services and materials.

  In 3Q-2005, consolidated gross and net revenues were R$ 46.555 million and R$ 35.711 million, respectively. Growth in consolidated gross and net revenues in comparison to 3Q-2004 was R$ 5.980 million (15%) and R$ 5.541 million (18%), respectively.
  Total production of oil, NGL and natural gas rose 10% over 3Q-2004, reaching an average of 2,257 thousand barrels of oil equivalent per day, due in part to the coming on line of Platforms P-43 (Barracuda) and P-48 (Caratinga) in December 2004 and February 2005, respectively. Production of oil and NGL in Brazil reached an average of 1,725 thousand bpd, with 84% coming from the Campos Basin (1,445 thousand bpd).
  Net financial debt of the PETROBRAS System fell from R$ 33.316 million on June 30, 2005, to R$ 26.203 million on September 30, 2005, reflecting the appreciation of the real against the dollar in the quarter.
  The Company’s market value on September 30, 2005, was R$ 168.035 million, a 54% increase over September 30, 2004 (R$ 109.152 million).

  From January through September 2005, the PETROBRAS System invested R$ 16.921 million, with R$ 8.907 million in development of oil and natural gas production capacity. These investments include those made by Special Purpose Companies (SPCs), which totaled R$ 1.914 million.

  The value added by the PETROBRAS System in the period from January through September 2005 was R$ 81.003, 19% higher than in the same period of 2004, with R$ 46.946 million destined to government take and to federal, state and municipal taxes, R$ 10.798 million to financial institutions and suppliers for payment of expenses related to financing, rent and freight, R$ 17.170 million to shareholders, and R$ 6.089 million to salaries and benefits.

This document is broken down into 5 sections:

PETROBRAS SYSTEM	Table of Contents	PETROBRAS	Table of Contents
Financial Performance	3	Financial Statements	29
Operating Performance	5
Financial Statements	15
Appendices	24

PETROBRAS SYSTEM

A word from the President, Mr. José Sérgio Gabrielli de Azevedo

It is with great satisfaction that we again report excellent quarterly results with consolidated net income of R$ 5.632 million. In addition, we consolidated our already-strong financial position with our significant cash generation, which reached R$ 12.488 million in the quarter (EBITDA).

As a result of our efforts in the operating and corporate arenas, we recently achieved an investment grade rating of Baa2 from Moody´s Investor Services for our foreign currency bond offering. This rating is 4 notches above the rating of the Republic of Brazil. In their analysis, Moody’s recognized both the improvement in the Republic of Brazil´s financial outlook, as well as the reduction in PETROBRAS’S consolidated financial debt, the integration of our operations, and the growth in production and exports, all of which have contributed to increasing our capacity to generate foreign currency flows.

In this quarter we also released the revision of our 2006-2010 Business Plan, which, in general lines, maintains PETROBRAS’ aggressive growth goals and defines investment priorities for the next few years. All the described goals and achievements are the result of the dedication of PETROBRAS and its entire workforce in putting this business plan into action in a profitable manner, with social and environmental responsibility, and guaranteeing sustainable growth in its activities.

The excellent quarterly result reflected numerous measures that have been implemented in the operating and corporate areas, in particular the following:

  Price readjustment of PETROBRAS’ main products: gasoline by 10% and diesel by 12%. These adjustments were defined by the Company considering new levels of oil prices from a medium- and long-term perspective. These prices reflect our corporate strategy of aligning domestic prices with prices signals from the international market.

  In August, PETROBRAS reached an average throughput of 1,828 thousand bpd, which represents a new monthly record in the utilization of the company’s refining capacity. This record was established while part of our installed capacity of conversion was under maintenance, and despite that there was an 80% participation of national oil in the processed throughput.

  Executive Board approval for the study of five initiatives with the state-owned company Petróleos de Venezuela S.A. (PDVSA), most notably a detailed study for a 50/50 joint venture to build a refinery in Pernambuco with the capacity to process 200,000 barrels of oil per day. The refinery would be configured to maximize the production of diesel oil and liquefied petroleum gas in order to satisfy the expected demand for such products in the Northeast by 2011.

  The chartering of two FPSOs (floating oil production, storage and transfer system) destined for the development of Module II of the Golfinho field and areas to the south of the Espadarte field, and an FSO (floating oil storage and transfer system) destined to the Director Plan for Oil Transport and Treatment (PDET) on the continental shelf of Espírito Santo and Campos.

  In the International arena, PETROBRAS’S active participation in exploration tenders resulted in a number of successful acquisitions: In the United States, our wholly owned subsidiary Petrobras America, submitted the largest number of winning proposals in the most recent tender promulgated by the U.S. Government´s Minerals Management Service (MMS); in Nigeria, PETROBRAS obtained an exploratory block as operator in Nigerian deepwater. PETROBRAS’ investments in those regions are a direct result of our acknowledged leadership in deep water exploration. An example of our technological capacity was the discovery of gas reserves in the first well operated by Petrobras América in deepwater in the Gulf of Mexico, where high-quality gas reserves were found with total density of 40 meters;

In the corporate area, I would particularly like to highlight the share split of the Company’s capital on September 1st, 2005, which has substantially increased the trading activity of our shares, thereby contributing to the greater liquidity and value of our shareholder equity. This has principally benefited our minority shareholders.

Along the same lines, PETROBRAS and its subsidiary Petrobras International Finance Company (PIFCO) have added to their financial flexibility and ability to access to the international capital markets by renewing their Shelf Registration with the U.S. Securities and Exchange Commission (SEC). the Shelf enables PETROBRAS or PIFCO to issue a wide range of debt and equity instruments for up to US$ 6.5 billion over the next 24 months.

In activities related to corporate governance, and in compliance with the Sarbanes Oxley Act, we have made available lines of communication to receive information on possible accounting, financing and/or auditing irregularities. Thus, any person, including shareholders, employees, suppliers and clients of PETROBRAS or its controlled companies, may communicate facts of this nature to the Company Audit Committee by means of e-mail to ouvidoria@petrobras.com.br or by mail, furnishing the facts that will permit the full investigation of any wrongdoing.

As a reflection of good corporate governance practices, for the second consecutive year PETROBRAS won the Transparency Trophy offered annually by ANEFAC (National Association of Finance, Administrative and Accounting Executives), whose importance is indicated by the technical rigor in selection of participants. The award is recognition for Brazilian companies that today incorporate and practice intangible values in a globalized world, such as education, community development, preservation of the environment, and preservation of the social values of the populations located in the areas in which the companies operate.

A subsequent event to the 3rd quarter was PETROBRAS achievements in the 7th ANP (National Petroleum Agency) Exploratory Bid. The Company acquired 96 exploratory blocks, of which 54 in partnerships and 42 alone, being the biggest acquirer. These new concession areas will allow us to rebuild and strength our exploration portfolio.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

PETROBRAS, its subsidiaries and controlled companies, reported net income of R$ 15.583 million for the period ended September 30, 2005, 23% higher than the net income reported for the period ended September 30, 2004..

R$ Million
	Third Quarter				Jan-Sep
2Q - 2005 (1)	2005 (1)	2004 (2)%			2005 (1)	2004 (2)%

42.646	46.555	40.575	15	Gross Operating Revenue	128.999	110.876	16
32.359	35.711	30.170	18	Net Operating Revenue	97.967	81.387	20
9.576	10.630	7.901	35	Operating Profit (3)	29.017	21.948	32
(630)	(1.018)	30	-	Financial Result	(2.721)	(2.610)	4
4.930	5.632	5.559	1	Net Income	15.583	12.650	23
1,12	1,28	1,27	1	Net Income per Share (4)	3,55	2,88	23
126.543	168.035	109.152	54	Market Value (Parent Company)	168.035	109.152	54
45	42	42	-	Gross Margin (%)	44	42	2
30	30	26	4	Operating Margin (%)	30	27	3
15	16	18	(2)	Net Margin (%)	16	16	-
11.809	12.488	9.548	31	EBITDA – R$ million (5)	34.781	26.806	30

				Financial and Economic Indicators
51,59	61,53	41,54	48	Brent (US$/bbl)	53,54	36,28	48
2,4822	2,3449	2,9773	(21)	US Dollar Average Price - Sale (R$)	2,4970	2,9732	(16)
2,3504	2,2222	2,8586	(22)	US Dollar Last Price - Sale (R$)	2,2222	2,8586	(22)

(1)
As of January 1, 2005, the Special Purpose Companies whose activities are directly or indirectly controlled by PETROBRAS were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.

(2)	To facilitate comparison, the Special Purpose Companies were also included in the 3Q-2004 financial statements, and in the accumulated period January-September 2004.
(3)	Income before financial revenues and expenses, equity income and taxes.
(4)	For purposes of comparison, net income per share was recalculated for the prior periods, due to the stock split approved at the Extraordinary Shareholders Meeting on July 22, 2005.
(5)	Operating income before the financial result and equity income + depreciation/amortization/well write-offs.

EBITDA COMPONENTS

R$ Million
	Third Quarter			Jan-Sep
2Q-2005	2005	2004		2005	2004

8.462	9.353	7.599	Operating Income as per Brazilian Company Law	25.754	19.463
630	1.018	(30)	(-) Financial Result	2.721	2.610
484	259	332	(-) Equity Income Results	542	(125)

9.576	10.630	7.901	Operating Profit	29.017	21.948
2.233	1.858	1.647	Depreciation & Amortization	5.764	4.858

11.809	12.488	9.548	EBITDA	34.781	26.806

36	35	32	EBITDA Margin (%)	36	33

Growth in consolidated net income in the period ended September 30, 2005, in comparison to the same period of 2004, was mainly due to the increase in average sale prices and volumes sold, as shown below:

  R$ 8.637 million increase in gross income, mainly due to the increase in prices and commercialized volume in the domestic and external market. The following table details the gross income variation:

R$ Million
	Jan-Sep 2005 / Jan-Sep 2004 VARIATION
Analysis of Gross Income - Main Items		Net	Cost of	Gross
		Revenues	Goods Sold	Income

Domestic Market:	- Effect of Volumes Sold	1.179	(468)	711
	- Effect of Prices	9.651	-	9.651

. Intl. Market:	- Effect of Export Volumes	1.888	(704)	1.184
	- Effect of Export Price	2.674	-	2.674

Increased expenses:	- Oil and Oil Product Imports	-	(1.019)	(1.019)
	- Third-Party Services	-	(596)	(596)
	- Domestic Government Take	-	(1.883)	(1.883)
	- Sea Freight and Pipelines	-	(471)	(471)
	- Salaries, Perquisites and Benefits	-	(539)	(539)
	- Materials, Services and Depreciation	-	(733)	(733)
. Increase in Profitability of Distribution Segment		718	-	718
. Increased Operations of Commercialization Abroad		695	(660)	35
. Increase (Decrease) in International Sales		(124)	92	(32)
. FX Effect on Controlled Companies' Revenues and Costs Abroad		(733)	(114)	(847)
. Others		632	(848)	(216)

		16.580	(7.943)	8.637

  Increased Sales Expenses (R$ 303 million), due to the increased volume commercialized in the domestic and external markets, as well as the increase in sea freight.

  Higher General and Administrative Expenses (R$ 853 million), due to higher expenses for salaries and benefits related to the 2004/2005 Collective Bargaining Agreement, an increase in the workforce, and expenses related to the pension and health plans following the actuarial revision in December 2004, plus the expenses for maintaining the networks and software licenses.

  Increase in other operating expenses (R$ 969 million), mainly due to legal contingencies (R$ 246 million), institutional relations and cultural projects (R$ 106 million), and to the pension and health plans of retirees and pensioners following the actuarial revision that occurred in December 2004 (R$ 596 million).

  Reduction in tax expenses (R$ 406 million) due to the change as of August 2004 in legislation (Decree No. 5164/04) that reduced to zero the PIS/PASEP and COFINS amounts incident on financial revenues.

  Lower prospecting and exploration expenses (R$ 306 million), mainly due to the write-off of the signing bonus of Block 34 in Angola in 2004 (R$ 206 million) and from exploration expenses in Ecuador and the United States (R$ 128 million).

  An R$ 111 million decrease in the financial result, caused by losses in net financial assets exposed to exchange rate variation, following the appreciation of the Real.
  Increase in the provision for income tax and social contribution on profit in the amount of R$ 2.720 million, due to the increase in basic net income for taxation and the impact of the provisioning for interest on own capital in June, 30th, 2005 (R$ 2.193 million), which was lower than during the same period in 2004 (R$ 3.290 million) because of its deductibility from the basis of calculation of the provision for income tax and social contribution on profit.
  Loss in participation in subsidiaries, mainly abroad, from January through September 2005, in relation to the same period of the prior year of R$ 667 million. This was influenced by the impact of the appreciation of the real against the dollar from January through September 2005 (16.28%), when compared to the appreciation that occurred in the same period of the previous year (1.06%), which generated a negative exchange rate effect of R$ 672 million.

PETROBRAS SYSTEM	Operating Performance

	Third Quarter					Jan - Sep
2Q-2005	2005	2004	%		2005	2004	%
Exploration & Production - Thousand bpd

1.897	1.889	1.691	12	Oil and LNG production	1.832	1.655	11
1.730	1.725	1.523	13	Domestic	1.667	1.487	12
167	164	168	(2)	International	165	168	(2)
382	368	368	-	Natural Gas Production (1)	372	360	3
284	271	270	-	Domestic	274	265	3
98	97	98	(1)	International	98	95	3

2.279	2.257	2.059	10	Total Production	2.204	2.015	9

(1) Does not include liquid gas and includes reinjected gas

Average Sales Price - US$ per bbl
				Oil (US$/bbl)
43,04	54,24	36,13	50	Brazil (2)	45,17	32,94	37
34,05	37,38	28,03	33	International	34,25	26,01	32
				Natural Gas (US$/bbl)
12,23	13,09	10,62	23	Brazil (3)	12,39	11,13	11
9,16	10,13	6,60	53	International	9,12	6,82	34
(2) Average of the exports and the internal transfer prices from E&P to Supply.
(3) Internal transfer prices from E&P to Gas & Energy.

Refining, Transport and Supply - Thousands bpd
333	393	439	(10)	Crude Oil Imports	350	450	(22)
83	115	166	(31)	Oil Product Imports	82	101	(19)
137	139	137	1	Import of Gas, Alcohol & Others	130	123	6
343	247	208	19	Crude Oil Exports	249	196	27
221	244	258	(5)	Oil Product Exports	234	240	(3)
9	18	5	260	Other Exports	12	5	140

(20)	138	271	(49)	Net Imports	67	233	(71)

1.767	1.907	1.763	8	Output of Oil Products	1.830	1.785	3
1.668	1.804	1.659	9	• Brazil	1.727	1.685	2
99	103	104	(1)	• International	103	100	3
2.114	2.114	2.114	-	Primary Processed Installed Capacity	2.114	2.114	-
1.985	1.985	1.985	-	• Brazil (4)	1.985	1.985	-
129	129	129	-	• International	129	129	-
				Use of Installed Capacity (%)
83	91	86	5	• Brazil	87	86	1
75	77	79	(2)	• International	78	76	2
81	80	77	3	Domestic Crude as % of Total Feedstock Processed	80	76	4
(4) As per ownership recognized by the ANP.

Costs - US$/barrel
				Lifting Costs:
				• Brazil (5)
4,88	5,83	4,09	43	• • w/out Govt. Participation	5,54	4,18	33
13,29	15,48	10,71	45	• • with Govt. Participation	14,12	10,18	39
2,74	2,78	2,53	10	• International	2,69	2,49	8
				Refining Cost
2,06	1,93	1,32	46	• Brazil (5)	1,93	1,29	50
1,34	1,41	1,10	28	• International	1,29	1,08	19
335	400	235	70	Overhead Corporate (US$ million) - Holding	1.048	650	61
(5) Considers revision of accounting criteria of the indicator through appropriation of expenses made for scheduled stops and accumulation of expenses for the Pension and Health Plans as per US GAAP.

	Third Quarter					Jan - Sep
2Q-2005	2005	2004	%		2005	2004	%

Sales Volume - Thousands bpd
1.665	1.720	1.704	1	Total Oil Products	1.658	1.619	2
23	26	38	(32)	Alcohol, Nitrogen and Others	26	31	(16)
222	235	218	8	Natural Gas	224	205	9

1.910	1.981	1.960	1	Total Domestic Market	1.908	1.855	3
572	509	471	8	Exports	496	441	12
334	413	417	(1)	International Sales	388	424	(8)

906	922	888	4	Total International Market	884	865	2

2.816	2.903	2.848	2	Total	2.792	2.720	3

Exploration & Production – Th. Barrels/Day

Production of domestic oil and LNG from January through September 2005 increased 12% in relation to the period from January through September 2004, due to the coming on line of FPSO-MLS (Marlim Sul), in June 2004, and platforms P-43 (Barracuda) and P-48 (Caratinga), in December 2004 and February 2005, respectively.

In 3Q-2005, production of domestic oil and LNG was relatively flat compared to production in 2Q-2005.

From January to September 2005, international oil production fell 2% in relation to the same period of 2004, due to the natural decline in some mature fields in Angola and Argentina. Gas production grew 3% because of the increase in production in Bolivia, following the increase in gas demand in Brazil and Argentina.

Oil and LNG Production

In comparison to 2Q-2005, international oil production fell 2% due to the closure of fields during the passage of Hurricanes Rita and Katrina in the United States. Gas production remained stable.

Refining, Transport and Supply – Th. Barrels/Day

The throughput (primary processing) at the refineries in Brazil from January through September 2005 increased 1% in relation to the same period of the previous year.

In relation to 2Q-2005, the throughput in 3Q-2005 increased 12% due to the programmed stops for corrective maintenance in 2Q-2005 at RLAM, REDUC, REGAP, and REPLAN.

Throughput of our refineries abroad from January through September 2005, increased 2.9% in relation to the same period of 2004 due to the higher production of oil products in Bolivia, especially diesel to meet higher demand in the local market as well as the export of special gasoline and reconstituted oil.

In 3Q-2005, feedstock processed by our international refineries increased 3.3% in relation to 2Q-2005, due to the realization of the test for feedstock load in the refineries in Bolivia.

Costs

Lifting Cost (US$/Barrel)

The per/barrel lifting cost in Brazil, before government take, increased 33% during the January -September 2005 period as compared to the same period in 2004. Discounting the effects of the real’s 16% appreciation associated with the percent of expenses in domestic currency on the expenses of this activity, the unit lifting cost increased 11% in relation to January through September 2004.This was primarily due to the rise in service costs linked to the increase in international oil prices, particularly for exploratory drilling rigs and contracted platforms, higher expenses for maintenance and chemical products for unblocking and elimination of toxic gases, the increases incurred with salaries and benefits in relation to the 2004/2005 Collective Bargaining Agreement, the increased workforce, and the actuarial revision at the end of 2004, which raised the expenses provisioned for the health and pension plans also contributed to the higher per unit costs.

In 3Q-2005, the 19% increase in the per/barrel lifting cost in Brazil, without government take when compared to 2Q-2005, is mainly due to the higher expenses for third-party chartering of platforms. Discounting the effects of the 6% appreciation of the real, the unit lifting cost increased 13% in relation to 2Q-2005.

From January through September 2005, the unit lifting cost in Brazil, with government take, grew 39% in relation to the same period of 2004, which was a result of the already-mentioned increase in operating expenses, as well as the higher expenses with government take due to the increase in the average reference price for domestic oil, based on the variations that occurred in prices in the international market, and the real’s 16% appreciation against the U.S. dollar

In comparison with 2Q-2005, the lifting cost in Brazil in 3Q-2005, with government take, increased 16%, impacted by the increase in the average reference price for domestic oil

From January through September 2005, the international unit lifting cost rose 8% in relation to the same period of the prior year, due to higher expenses with contractors, personnel, and equipment maintenance in Argentina.

In 3Q-2005, the international unit lifting cost rose 1.5% over 2Q-2005, due to higher expenses for equipment maintenance services and personnel in Colombia.

Refining Cost (US$/Barrel)

The unit refining cost in Brazil from January through September 2005 increased 50% in relation to the same period of 2004, due to higher expenses with programmed stops for corrective maintenance at RPBC, RLAM, REDUC and REPLAN It was also affected by the increased expenses for personnel related to the increases in salaries and benefits approved in the 2004/2005 Collective Bargaining Agreement, and the actuarial revision at the end of 2004 of the expenses provisioned for the health and pension plans Discounting the effects of the real’s

16% appreciation, associated with the percent of expenses in domestic currency on the expenses of this activity, the unit refining cost increased 29% in relation to January through September 2004.

In comparison to 2Q-2005, the unit refining cost in Brazil in 3Q-2005 fell 6%, due mainly to the 12% increase in the volume processed, as well as lower consumption of catalyzers and chemical products in the current quarter. This reduction was partly offset by the growth in expenses for programmed stops for preventive maintenance at RPBC and REDUC.

From January through September 2005, the average international unit refining cost increased 19% over the same period of 2004, due to higher expenses with personnel, electricity and third-party services at the refineries in Argentina, plus the expenses related to equipment maintenance, electricity and personnel in Bolivia.

The average international unit refining cost in 3Q-2005 increased 5% in relation to 2Q-2005, due to higher expenses for personnel, energy and equipment maintenance services at the refineries in Argentina and Bolivia.

Overhead (US$ millions)

In comparison to January through September 2004, corporate overhead rose 61% due to higher expenses for contracted services, mainly those linked to data processing, safety, environment and health, expenses related to sponsorships, publicity and institutional propaganda, expenses connected to maintenance and infrastructure of the administrative buildings, the increased expenses for salaries and benefits approved in the 2004/2005 Collective Bargaining Agreement, and revision of the actuarial calculation linked to the health and pension plans. Discounting the effects of the 16% appreciation of the real, with all the expenses in this area in reais, overhead increased 38% in relation to January through September 2004.

In comparison to 2Q-2005, corporate overhead in 3Q-2005 increased 19%, due mainly to higher expenses with services contracted for publicity and advertising, sponsorships, health, safety and the environment, and consulting in the area of data processing. Discounting the effects of the 6% appreciation of the real, with all the expenses in this area in reais, overhead increased 12% in relation to 2Q-2005.

Sales Volume – Th. Barrels/Day

The sales volume of oil products increased 2% in the domestic market from January through September 2005 in relation to the same period of the previous year, especially in increased sales of gasoline, diesel oil and jet fuel, which were offset by the reduction in sales of fuel oil. The retraction in consumption of fuel oil was due to strong competition from substitute products such as coal, coke, biomass, wood, and natural gas.

Consolidated Statement of Results by Business Area

Result by Bussiness Area R$ million (1)
	Third Quarter				Jan-Sep
2Q-2005 (4)	2005	2004	%		2005	2004	%

5.807	7.348	6.101	20	EXPLORATION & PRODUCTION	17.739	13.577	31
1.941	784	270	190	SUPPLY	4.284	1.715	150
64	(42)	(98)	(57)	GAS & ENERGY	(148)	(424)	(65)
123	205	110	86	DISTRIBUTION (3)	488	356	37
168	1	(30)	(103)	INTERNATIONAL (2)	520	228	128
(1.826)	(2.014)	(412)	389	CORPORATE	(5.044)	(2.372)	113
(1.347)	(650)	(382)	70	ELIMINATIONS AND ADJUSTMENTS	(2.256)	(430)	425

4.930	5.632	5.559	1	CONSOLIDATED NET INCOME	15.583	12.650	23

(1) Financial statements by business area and their respective comments are presented starting on page 19.

(2) In the International business area, comparability between periods is influenced by the exchange rate variation, due to the fact that all operations abroad are in dollars or in the currency of the country of origin in which each company is headquartered, and there may be significant variations in reais, mainly due to the impacts of exchange rate variations.

(3) In the Distribution business area, comparability between the periods is affected by the business of LIQUIGÁS (Ex- AGIP), acquired by Petrobras Distribuidora - BR on August 9, 2004, and included in the consolidation of the PETROBRAS System as of August 2004.

(4) With the goal of better transparency and comparability, the results by business area of 1Q-2005 and 2Q-2005 are being presented again, considering adjustments arising from better analysis of some processes of business segmentation in the new Company Integrated System, mainly in the Gas & Energy area, as well as consolidation of the Special Purpose Companies, within the context of CVM Instruction 408.

RESULTS BY BUSINESS AREA

PETROBRAS is a company that operates in an integrated manner, with the greatest part of oil and gas production in the Exploration & Production area being transferred to other areas of the Company.

The main criteria used to report results by business area are highlighted below:

a) Net operating revenues: the revenues related to sales made to external clients were considered, plus the billing and transfers between business areas, using the internal transfer prices defined between the areas as a reference, with methodology based on market parameters.

b) Included in the computation of operating income are: net operating revenues, the costs of goods and services sold, which are reported by each business area considering the internal transfer price and the other operating costs of each area, as well as operating expenses in which the expenses effectively incurred in each area are considered.

c) Assets: includes the assets identified in each area.

E&P – From January through September 2005, net income reported by the Exploration & Production business area was R$ 17.739 million, 31% higher than the net income reported in the same period of the prior year (R$ 13.577 million). This was due to the R$ 7.208 million increase in gross income reported from sales and transfers of oil, which reflected the increase in international prices and the increases of 12% in oil and LNG production, and 3% in natural gas production, partially offset by the 16% appreciation in the average rate of the real against the U.S. dollar during the period and the lower value of heavy crude in the international market in comparison with lighter crudes.

The spread between the average price of domestic oil sold/transferred and the average Brent price rose from US$ 3.34/bbl from January through September 2004, to US$ 8.37/bbl from January through September 2005.

In 3Q-2005, net income reported by the Exploration & Production area was R$ 7.348 million, 27% higher than net income reported in the previous quarter (R$ 5.807 million), due to the R$ 2.011 million growth in gross income, reflecting the increase in international oil prices, partially offset by a 5% reduction in natural gas production and the 6% appreciation in the average rate of the real against the U.S. dollar. The spread between the average price of domestic oil sold and transferred and the average Brent price fell from US$ 8.55/bbl in 2Q-2005, to US$ 7.30/bbl in 3Q-2005.

SUPPLY – From January through September 2005, net income reported by the Supply area was R$ 4.284 million, 150% higher than net income reported in the same period of the prior year (R$ 1.715 million), an effect of the R$ 3.827 million increase in gross income, with particular note of the following:

  Increase in the average realization value of oil products commercialized in the domestic and external markets;
  Increase of 2% in the volume of oil products sold in the domestic and external markets;
  Improvement in the refinery production profile, decreasing the need to import higher added- value oil products;
  Increase of 4% in the share of domestic oil in the processed throughput by the refineries.

These items were partially offset by the following:

  Increase in the cost of acquisition and transfer of oil and oil products, pressured by the increase of international prices, despite the 16% appreciation in the average rate of the real against the U.S. dollar, and the widening of the spread between light and heavy crude oil;
  Increase in the cost of sea freight;
  Rise in the refining cost mainly due to the increased complexity of the refining facilities.

In 3Q-2005, net income reported by the Supply area was R$ 784 million, 60% lower than net income reported in the prior period (R$ 1.941 million), due to the R$ 2.363 million reduction in gross income, which was impacted by the following:

  Increase in the cost of acquisition and transfer of oil and oil products, pressured by the increase in international prices;
  Increase of 39% in the volume of oil product imports, and 18% in the volume of oil imports;
  Realization of inventories made at elevated costs in the previous period.

GAS AND ENERGY - From January to September 2005, the Gas & Energy area reported a loss of R$ 148 million, compared to a loss of R$ 424 million in the same period of the previous year, caused by the positive R$ 593 million variation in the net financial result that reflected the 22% appreciation in the final rate of the real against the U.S. dollar, mainly on debt related to construction of the Bolivia-to-Brazil Gas Pipeline.

This result was partially offset by the R$ 368 million increase in operating expenses due to the R$ 284 million increase in operating expenses related to thermoelectric plants, principally because of idleness.

In 3Q-2005, the Gas & Energy business area reported a loss of R$ 42 million, compared to net income of R$ 64 million in the previous quarter, due to the negative R$ 359 million variation in the net financial result that considered the lower appreciation of the final rate of the real against the U.S. dollar in this quarter.

These items were partially offset by the R$ 169 million reduction in expenses with non-controlling shareholder participation, due to the lower results reported by Transportadora Brasileira Gasoduto Bolívia Brasil S.A. - TBG, a function of the lower rate of appreciation of the real against the U.S. dollar in this quarter.

DISTRIBUTION – In line with the strategic objectives to increase share in the LPG distribution segment and consolidation of the distribution market for automotive fuel in determined regions of Brazil, the Distribution business now includes operations of the company Liquigás Distribuidora S.A., as of the acquisition in August 2004 of Agip do Brasil S.A.

From January through September 2005, the Distribution business area reported net income of R$ 488 million, 37% higher than net income in the same period of the prior year (R$ 356 million), due to the R$ 718 million increase in gross income, highlighting consolidation of the company Liquigás, with positive impacts in volumes sold, which were 16% higher than in the same period of the prior year.

These impacts were partially offset by R$ 449 million growth in operating expenses, highlighting the growth in expenses related to commercialization and distribution of products, and personnel expenses, which were also affected by the Liquigás consolidation.

Share in the fuel distribution market from January through September 2005 was 33.8%, including Liquigás, while in the same period of the previous year it was 34.1% . The effects of consolidation of Liquigás as of August 2004 represent growth of R$ 406 million in gross income and growth of R$ 54 million in net income of the segment.

In relation to the previous quarter when net income reported by the Distribution business area was R$ 123 million, net income in 3Q-2005 was 67% higher, due to the R$ 80 million increase in gross income, mainly as a result of the 4.8% increase in volumes sold.

Share in the fuel market was 33.6% in 3Q-2005, including Liquigás, and 34.3% in 2Q-2005.

INTERNATIONAL – From January to September 2005, the International business area reported net income of R$ 520 million, 128% higher than net income of R$ 228 million reported in the same period of last year.

This increase in net income is mainly due to the following:

  Reduction of R$ 83 million in operating expenses, mainly exploration expenses, considering recognition in the previous year of the write-off of the acquisition bonus in block 34 in Angola and exploration expenses of block 31 in Ecuador;

  Decrease of R$ 141 million in financial expenses, due to the 22% appreciation of the real against the U.S. dollar, and the 2% depreciation of the peso against the U.S. dollar. Operating losses related to PEPSA derivatives reached R$ 439 million (R$ 472 million in 2004).

These items were partially offset by the R$ 33 million reduction in gross income due to the effect of the 22% appreciation of the real against the U.S. dollar in the exchange rate conversion of the financial statements, which exceeded the effect of the increase of international oil prices.

In 3Q-2005, the International business area reported net income of R$ 1 million, 99% lower than net income of R$ 168 million reported in the previous quarter This reduction in net income was mainly due to the following:

  Increase of R$ 106 million in operating expenses, mainly due to the provision for losses in company investments in PEPSA, and by the loss from the write-off of the fiscal credit in Ecuador;

  Increase of R$ 102 million in financial expenses, mainly due to higher losses in derivative operations at PEPSA in the amount of R$ 33 million, and losses in financial operations in Venezuela in the amount of R$ 34 million.

CORPORATE – The units that comprise the Corporate segment of the PETROBRAS System generated a loss of R$ 5.044 million from January to September 2005, 113% higher than the loss reported from January to September 2004 (R$ 2.372 million), due to the following:

  Growth in corporate overhead due to higher expenses for personnel, publicity and institutional advertising, and because of the actuarial revision of the expenses provisioned for the health and pension plans of retirees and pensioners;

  Increase of R$ 1.211 million in net financial expenses, caused by losses in net financial assets exposed to exchange rate variation, following the appreciation of the real;

  Loss of R$ 793 million in the exchange rate conversion on company investments abroad from January to September 2005, due to the 16% appreciation of the final rate of the real against the dollar.
These factors were partially offset by the R$ 388 million decrease in tax expenses, due to the validity as of August 2, 2004, of Decree 5,164/04, that reduced to zero the contribution amounts for PIS/PASEP and COFINS incident on financial revenues.

In 3Q-2005, the loss reported by the Corporate area was R$ 2.014 million, 10% higher than the loss reported in the previous quarter (R$ 1.826 million). In particular, the R$ 834 million impact on the results of income tax and social contribution was due to the fiscal savings of R$ 746 million in 2Q-2005 following the provisioning of interest on own capital.

These items were partially offset by the positive R$ 356 million variation in the exchange rate conversion on Company investments made abroad in 3Q-2005, due to the lower appreciation of the real against the dollar.

Consolidated Debt

	R$ million

	9/30/2005	6/30/2005%

Short-Term Debt (1)	8.991	9.645	(7)
Long-Term Debt (1)	38.422	40.866	(6)

Total	47.413	50.511	(6)
Net Debt (2)	26.203	33.316	(21)
Net Debt/(Net Debt + Shareholders’ Equity) (1)	26%	32%	(7)
Total Net Liabilities (1) (3)	153.931	151.651	2
Capital Structure
(Third Parties Net / Total Liabilities Net)	51%	54%	(3)
(1)	Includes debt contracted through leasing contracts of R$ 2.980 million on September 30, 2005, and R$ 3.269 million on June 30, 2005.
(2)	Total debt - cash and cash equivalents
(3)	Total liabilities net of cash/cash equivalents.

Net debt of the PETROBRAS System on September 30, 2005, was R$ 26.203 million, a 21% reduction from June 30, 2005. Cash flow generated by operations, combined with the continuing appreciation of the real against the dollar (most of our debt is denominated in U.S. Dollars and therefore declines as the Real strengthens versus the Dollar) has contributed to the reduction in debt. Our cash flow to debt, as measured by Net Debt/EBITDA for the prior twelve month, fell from 0.75 as of June 30, 2005 to 0.57 as of September 30, 2005. Additionally most of our debt continues to be long-term. The capital structure represented by third parties was 51% on September 30, 2005, with a reduction of 3 percentage points from June 30, 2005.

Total gross debt (breadkdown by period)

Consolidated Investments

R$ Million
	Jan-Sep
	2005	%	2004	%	Δ%
• Own Investments	14.751	87	14.490	92	2

Exploration & Production	8.907	53	8.693	55	2
Supply	2.184	13	2.674	17	(18)
Gas and Energy	1.098	6	235	2	367
International	1.871	11	1.429	9	31
Distribution	368	2	1.107	7	(67)
Corporate	323	2	352	2	(8)
• Special Purpose Companies (SPCs)	1.914	11	591	4	224

• Ventures under Negotiation	169	1	422	3	(60)

• Project Finance	87	1	162	1	(46)

Exploration & Production	87	1	162	1	(46)
Espadarte/Marimbá/Voador	52	1	25	-	108
Cabiúnas	-	-	45	-	-
Marlim / NovaMarlim Petróleo	-	-	17	-	-
PCGC	35	-	75	1	(53)

Total Investments	16.921	100	15.665	100	8

R$ Million
	Jan-Sep
	2005	%	2004	%	Δ%
International
Exploration & Production	1.633	87	1.215	85	34
Supply	114	6	29	2	293
Gas and Energy	58	3	61	4	(5)
Distribution	21	1	25	2	(16)
Others	45	3	99	7	(55)

Total Investments	1.871	100	1.429	100	31

R$ Million
	Jan-Sep
	2005	%	2004	%	Δ%
Special Purpose Companies (SPCs)
Marlim Leste	514	27	-
PDET Offshore	284	15	-	-	-
Barracuda & Caratinga	267	14	566	96	(53)
Malhas - Nordeste	373	19	-
Malhas - Sudeste	324	17	-	-	-
Cabiúnas	5	-	25	4	(80)
Amazônia	147	8	-	-	-

Total Investments	1.914	100	591	100	224

In line with its strategic objectives, PETROBRAS acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. The Company currently has partnerships in 101 blocks through 63 consortiums. Total investment of US$ 8,490 million is projected for these undertakings.

In fulfillment of the goals outlined in its strategic plan, PETROBRAS continues to prioritize investments in developing its oil and natural gas production capabilities through its own investments and the structuring of undertakings with partners. From January through September 2005, total investments were R$ 16.921 million, which is an 8% increase over the resources invested in the same period of 2004.

PETROBRAS	Financial Statements

Consolidated Financial Results

R$ Million
	Third Quarter			Jan - Sep
2Q-2005 (1)	2005 (1)	2004 (2)		2005 (1)	2004 (2)

42.646	46.555	40.575	Gross Operating Revenues	128.999	110.876
(10.287)	(10.844)	(10.405)	Sales Deductions	(31.032)	(29.489)

32.359	35.711	30.170	Net Operating Revenues	97.967	81.387
(17.939)	(20.601)	(17.387)	Cost of Goods Sold	(55.050)	(47.107)

14.420	15.110	12.783	Gross Profit	42.917	34.280
			Operating Expenses
(1.251)	(1.247)	(1.510)	Sales	(3.768)	(3.465)
(1.261)	(1.322)	(1.040)	General & Administrative	(3.823)	(2.970)
(341)	(386)	(651)	Cost of Prospecting, Drilling & Lifting	(970)	(1.276)
(222)	(248)	(191)	Research & Development	(664)	(509)
(199)	(202)	(218)	Taxes	(620)	(1.026)
(1.570)	(1.075)	(1.272)	Other	(4.055)	(3.086)
			Net Financial Expenses
(81)	(132)	(64)	Income	62	1.396
(1.063)	(1.065)	(952)	Expenses	(3.480)	(3.910)
(499)	(1.783)	(226)	Monetary & FX Correction - Assets	(2.169)	451
1.013	1.962	1.272	Monetary & FX Correction - Liabilities	2.866	(547)

(630)	(1.018)	30		(2.721)	(2.610)

(5.474)	(5.498)	(4.852)		(16.621)	(14.942)
(484)	(259)	(332)	Gains from Investments in Subsidiaries	(542)	125

8.462	9.353	7.599	Operating Profit	25.754	19.463
(79)	14	24	Non-Operating Income (Expenses)	(192)	(115)
(2.103)	(3.481)	(1.307)	Income Tax & Social Contribution	(8.392)	(5.672)
(1.350)	(254)	(757)	Minority Interest	(1.587)	(1.026)

4.930	5.632	5.559	Net Income	15.583	12.650

(1)	As of 1.1.2005, the Special Purpose Entities, whose activities are directly or indirectly by PETROBRAS, were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.
(2)	To facilitate comparability, the Special Purpose Companies were also included in the financial statements of 3Q-2004, and in the accumulated period Jan-Sept. 2004.

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Consolidated Balance Sheet

Assets	R$ million

	9/30/2005	6/30/2005
Current Assets	55.614	50.469

Cash and Cash Equivalents	21.210	17.195
Accounts Receivable	11.779	11.388
Inventories	14.657	14.209
Others	7.968	7.677
Non-Current Assets	14.675	13.935

Petroleum & Alcohol Account	765	758
Advances to Suppliers	661	715
Marketable Securities	739	947
Investments in Companies to be Privatized	384	379
Deferred Taxes and Social Contribution	2.577	2.418
Advance for Pension Plan	1.203	1.178
Prepaid Expenses	1.465	1.559
Accounts Receivable	1.341	1.082
Deposits - Legal Matters	2.093	1.990
Others	3.447	2.909
Fixed Assets	101.872	101.173

Investments	1.975	2.136
Property, Plant & Equipment	98.735	97.889
Deferred	1.162	1.148

Total Assets	172.161	165.577

Liabilities	R$ million

	9/30/2005	6/30/2005
Current Liabilities	35.077	32.451

Short-Term Debt	8.391	9.001
Suppliers	9.839	8.384
Taxes and Social Contribution Payable	8.867	7.658
Project Finance and Joint Ventures	855	1.173
Pension Fund Obligations	396	385
Dividends	2.277	2.271
Others	4.452	3.579
Long-Term Liabilities	54.893	56.554

Long-Term Debt	36.042	38.241
Pension Fund Obligations	1.702	1.390
Health Care Benefits	6.736	6.397
Deferred Taxes and Social Contribution	7.407	7.194
Others	3.006	3.332
Provision for Future Earnings	544	521
Minority Interest	5.895	5.951
Shareholders’ Equity	75.752	70.100

Corporate Capital	33.235	33.235
Reserves	26.934	26.914
Net Income	15.583	9.951

Total Liabilities	172.161	165.577

As of 1.1.2005, the Special Purpose Entities, whose activities are directly or indirectly by PETROBRAS, were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Consolidated Cash Flow Statement

R$ million
	Third Quarter			Jan-Sep
2Q-2005 (1)	2005 (1)	2004 (2)		2005 (1)	2004 (2)
4.930	5.632	5.559	Net Income (Loss)	15.583	12.650
5.588	5.484	1.564	(+) Adjustments	14.274	5.045

2.233	1.858	1.647	Depreciation & Amortization	5.764	4.858
(5)	(7)	(5)	Petroleum & Alcohol Account	(16)	(65)
(3.227)	(231)	(2.087)	Charges on Financing and Connected Companies	(3.199)	2.270
1.350	254	757	Minority Interest	1.587	1.026
484	259	332	Result of Participation in Material Investments	542	(125)
467	152	442	Deferred Income Tax and Social Contribution	1.155	1.520
(184)	(448)	(1.638)	Inventory Variation	(553)	(4.195)
754	1.549	4.851	Supplier Variation	463	3.098
3.716	2.098	(2.735)	Other Adjustments	8.531	(3.342)
10.518	11.116	7.123	(=) Net Cash Generated by Operating Activities	29.857	17.695
6.285	4.324	4.778	(-) Cash Used for Cap.Expend.	15.385	14.307

4.272	3.788	2.568	Investment in E&P	10.732	8.917
781	775	1.812	Investment in Refining & Transport	2.384	3.529
384	499	533	Investment in Gas and Energy	1.200	900
(32)	(30)	12	Dividends	(71)	(55)
880	(708)	(147)	Other Investments	1.140	1.016

4.233	6.792	2.345	(=) Free Cash Flow	14.472	3.388
4.666	2.777	3.860	(-) Cash Used in Financing Activities	11.473	10.486
2.859	2.564	3.830	Financing	6.372	5.023
1.807	213	30	Dividends	5.101	5.463
(433)	4.015	(1.515)	(=) Net Cash Generated in the Period	2.999	(7.098)

17.628	17.195	21.994	Cash at the Beginning of Period	18.211	27.577
17.195	21.210	20.479	Cash at the End of Period	21.210	20.479

(1)	As of 1.1.2005, the Special Purpose Entities, whose activities are directly or indirectly by PETROBRAS, were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.
(2)	To facilitate comparability, the Special Purpose Companies were also included in the financial statements of 3Q-2004, and in the accumulatedperiod Jan-Sept. 2004.

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Consolidated Statement of Added Value

	R$ million
	Jan-Sep
	2005 (1)	2004 (2)
Description
Sales of Products and Services and Non-Operating Revenues	129.262	110.389
Raw Materials Used	(4.074)	(4.981)
Products for Resale	(20.364)	(23.130)
Materials, Energy, Services & Others	(15.782)	(11.633)

Added Value Generated	89.042	70.645

Depreciation & Amortization	(5.764)	(4.858)
Participation in Related Companies, Goodwill & Negative Goodwill	(542)	125
Financial Result	(2.107)	1.848
Rent and Royalties	374	281

Total Distributable Added Value	81.003	68.041

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	6.089	4.699

	6.089	4.699

Government Entities
Taxes, Fees and Contributions	36.483	33.898
Government Take	10.463	7.991

	46.946	41.889

Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	10.798	7.777

Shareholders
Dividends / Interest on Own Capital	2.193	3.290
Retained Earnings	13.390	9.360

	15.583	12.650
Minority Interest	1.587	1.026

	17.170	13.676

1)	As of 1.1.2005, the Special Purpose Entities, whose activities are directly or indirectly by PETROBRAS, were included in the Consolidated Financial Statements, as per CVM Instruction No. 408/2004.
2)	To facilitate comparability, the Special Purpose Companies were also included in the financial statements the accumulated period Jan- Sept. 2004.

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Consolidated Result by Business Area - 09.30.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	52.411	78.906	5.749	27.844	8.124	-	(75.067)	97.967

Intersegments	49.454	21.817	1.708	406	1.682	-	(75.067)	-
Third Parties	2.957	57.089	4.041	27.438	6.442	-	-	97.967
Cost of Goods Sold	(21.799)	(69.832)	(4.680)	(25.115)	(5.172)	-	71.548	(55.050)

Gross Profit	30.612	9.074	1.069	2.729	2.952	-	(3.519)	42.917
Operating Expenses	(2.039)	(2.894)	(1.236)	(1.886)	(1.285)	(4.653)	93	(13.900)
Sales, General & Administrative	(632)	(2.198)	(646)	(1.702)	(789)	(1.717)	93	(7.591)
Taxes	(11)	(58)	(37)	(122)	(75)	(317)	-	(620)
Exploration, Drilling and Lifting Costs	(810)	-	-	-	(160)	-	-	(970)
Research & Development	(261)	(88)	(40)	(2)	(3)	(270)	-	(664)
Others	(325)	(550)	(513)	(60)	(258)	(2.349)	-	(4.055)

Operating Profit (Loss)	28.573	6.180	(167)	843	1.667	(4.653)	(3.426)	29.017
Interest Income (Expenses)	(572)	204	619	(80)	(834)	(2.058)	-	(2.721)
Equity Income	-	172	(43)	-	122	(793)	-	(542)
Non-operating Income (Expense)	(165)	(16)	(13)	(4)	4	2	-	(192)

Income before Taxes and Minority Interests	27.836	6.540	396	759	959	(7.502)	(3.426)	25.562
Income Tax & Social Contribution	(9.090)	(2.172)	(122)	(271)	(365)	2.458	1.170	(8.392)
Minority Interests	(1.007)	(84)	(422)	-	(74)	-	-	(1.587)

Net Income (Loss)	17.739	4.284	(148)	488	520	(5.044)	(2.256)	15.583

Consolidated Result by Business Area - 09.30.2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	41.425	61.047	4.386	20.392	8.248	-	(54.111)	81.387

Intersegments	35.760	15.828	797	355	1.371	-	(54.111)	-
Third Parties	5.665	45.219	3.589	20.037	6.877	-	-	81.387
Cost of Goods Sold	(18.021)	(55.800)	(3.322)	(18.381)	(5.263)	-	53.680	(47.107)

Gross Profit	23.404	5.247	1.064	2.011	2.985	-	(431)	34.280
Operating Expenses	(2.190)	(3.050)	(868)	(1.437)	(1.368)	(3.419)	-	(12.332)
Sales, General & Administrative	(742)	(2.103)	(452)	(1.195)	(789)	(1.154)	-	(6.435)
Taxes	(18)	(61)	(49)	(114)	(79)	(705)	-	(1.026)
Exploration, Drilling and Lifting Costs	(862)	-	-	-	(414)	-	-	(1.276)
Research & Development	(240)	(109)	(13)	(8)	(3)	(136)	-	(509)
Others	(328)	(777)	(354)	(120)	(83)	(1.424)	-	(3.086)

Operating Profit (Loss)	21.214	2.197	196	574	1.617	(3.419)	(431)	21.948
Interest Income (Expenses)	(662)	68	26	(44)	(975)	(847)	(176)	(2.610)
Equity Income	-	124	41	-	(33)	(7)	-	125
Non-Operating Income (Expense)	(146)	99	(5)	(3)	(39)	(21)	-	(115)

Income Before Taxes and Minority Interests	20.406	2.488	258	527	570	(4.294)	(607)	19.348
Income Tax & Social Contribution	(6.804)	(738)	69	(171)	(127)	1.922	177	(5.672)
Minority Interests	(25)	(35)	(751)	-	(215)	-	-	(1.026)

Net Income (Loss)	13.577	1.715	(424)	356	228	(2.372)	(430)	12.650

With the intent of adapting the segmented results to the new procedures related to implantation of SAP-R/3, as of 2005 revenues from commercialization of oil to third parties is allocated as per points of sale that may belong to the Exploration & Production or Supply areas. Until 2004, the commercialization of oil was fully allocated to the Exploration & Production area.

Considering that the methodology of internal oil transfer prices is based on market parameters and that all the oil commercialized by the Supply area comes from transfers from the Exploration & Production area, this adaptation produces virtually no effect on the results of the areas, and is summarized in an increase to Intersegment Net Operating Revenues of the Exploration & Production area, offsetting a reduction in the line Net Operating Revenues with Third Parties, as well as increases in the lines Net Operating Revenues with Third Parties and Cost of Goods and Services Sold in the Supply area.

Consolidated Result by Business Area - 06.30.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS
Net Operating Revenues	31.711	49.421	3.714	17.907	5.447	-	(45.944)	62.256

Intersegments	29.666	13.887	1.119	273	999	-	(45.944)	-
Third Parties	2.045	35.534	2.595	17.634	4.448	-	-	62.256
Cost of Goods Sold	(13.500)	(41.962)	(2.924)	(16.132)	(3.408)	-	43.477	(34.449)

Gross Profit	18.211	7.459	790	1.775	2.039	-	(2.467)	27.807
Operating Expenses	(1.287)	(2.004)	(780)	(1.285)	(791)	(3.133)	(140)	(9.420)
Sales, General & Administrative	(452)	(1.450)	(348)	(1.126)	(538)	(1.108)	-	(5.022)
Taxes	(7)	(40)	(30)	(81)	(55)	(205)	-	(418)
Exploration, Drilling and Lifting Costs	(475)	-	-	-	(109)	-	-	(584)
Research & Development	(157)	(55)	(26)	(2)	(2)	(174)	-	(416)
Others	(196)	(459)	(376)	(76)	(87)	(1.646)	(140)	(2.980)

Operating Profit (Loss)	16.924	5.455	10	490	1.248	(3.133)	(2.607)	18.387
Interest Income (Expenses)	(112)	(240)	440	(46)	(510)	(1.240)	5	(1.703)
Equity Income	-	141	(16)	-	103	(511)	-	(283)
Non-Operating Income (Expense)	(192)	22	(46)	(2)	10	2	-	(206)

Income Before Taxes and Minority Interests	16.620	5.378	388	442	851	(4.882)	(2.602)	16.195
Income Tax & Social Contribution	(5.315)	(1.826)	(177)	(159)	(282)	1.852	996	(4.911)
Minority Interests	(914)	(52)	(317)	-	(50)	-	-	(1.333)

Net Income (Loss)	10.391	3.500	(106)	283	519	(3.030)	(1.606)	9.951

Consolidated Result by Business Area - 03.31.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS
Net Operating Revenues	14.456	23.136	1.816	8.693	3.001	-	(21.205)	29.897

Intersegments	13.320	6.651	528	140	566	-	(21.205)	-
Third Parties	1.136	16.485	1.288	8.553	2.435	-	-	29.897
Cost of Goods Sold	(6.635)	(19.655)	(1.408)	(7.792)	(1.864)	-	20.844	(16.510)

Gross Profit	7.821	3.481	408	901	1.137	-	(361)	13.387
Operating Expenses	(595)	(1.130)	(373)	(607)	(403)	(1.468)	-	(4.576)
Sales, General & Administrative	(279)	(729)	(157)	(537)	(279)	(529)	-	(2.510)
Taxes	(5)	(23)	(16)	(38)	(32)	(105)	-	(219)
Exploration, Drilling and Lifting Costs	(185)	-	-	-	(58)	-	-	(243)
Research & Development	(64)	(25)	(8)	(1)	(1)	(95)	-	(194)
Others	(62)	(353)	(192)	(31)	(33)	(739)	-	(1.410)

Operating Profit (Loss)	7.226	2.351	35	294	734	(1.468)	(361)	8.811
Interest Income (Expenses)	(306)	(70)	(98)	(35)	(288)	(276)	-	(1.073)
Equity Income	-	70	(19)	-	23	127	-	201
Non-Operating Income (Expense)	(132)	(4)	(10)	-	18	1	-	(127)

	6.788	2.347	(92)	259	487	(1.616)	(361)	7.812
Income Before Taxes and Minority Interests
Income Tax & Social Contribution	(2.251)	(771)	(35)	(99)	(166)	412	102	(2.808)
Minority Interests	47	(17)	(43)	-	30	-	-	17

Net Income (Loss)	4.584	1.559	(170)	160	351	(1.204)	(259)	5.021

With the goal of greater transparency and comparability, the results by business area from 1Q-2005 and 2Q-2005 are being presented again, considering the adjustments arising from better analysis of some processes of business areas in the new Company Integrated System, mainly in the Gas & Energy area, as well as consolidation of the Special Purpose Companies within the context of CVM Instruction 408.

Statement of Other Operating Revenues (Expenses) 09.30.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Health and Pension Plan Expenses - Retirees and Pensioners	-	-	-	-	-	(1.555)	-	(1.555)
Operating Expenses with Thermoelectric Plants	-	-	(638)	-	-	-	-	(638)
Institutional Relations and Cultural Projects	-	(5)	-	(64)	-	(488)	-	(557)
Losses and Contingencies Related to Legal Proceedings	(4)	(302)	(2)	-	(19)	(35)	-	(362)
Unscheduled Stops at Installations and Production Equipment	(109)	(76)	-	-	-	-	-	(185)
Contractual Losses from Ship-or-Pay Transport Services	-	-	-	-	(98)	-	-	(98)
Result from Hedge Operations	-	(14)	94	-	-	-	-	80
Rent Revenues	-	-	-	48	-	-	-	48

Others
	(212)	(153)	33	(44)	(141)	(271)	-	(788)

	(325)	(550)	(513)	(60)	(258)	(2.349)	-	(4.055)

Statement of Other Operating Revenues (Expenses) 09.30.2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Health and Pension Plan Expenses - Retirees and Pensioners	-	-	-	-	-	(959)	-	(959)
Operating Expenses with Thermoelectric Plants	-	-	(354)	-	-	-	-	(354)
Institutional Relations and Cultural Projects	-	(7)	-	(60)	-	(384)	-	(451)
Losses and Contingencies Related to Legal Proceedings	(36)	(25)	(2)	(18)	-	(35)	-	(116)
Unscheduled Stops at Installations and Production Equipment	(96)	(85)	-	-	-	-	-	(181)
Contractual Losses from Ship-or-Pay Transport Services	-	-	-	-	(146)	-	-	(146)
Result from Hedge Operations	-	(269)	173	-	-	-	-	(96)
Rent Revenues	-	-	-	31	-	-	-	31
INSS Contingencies	(96)	-	-	-	-	-	-	(96)
Taxes Payable	-	(94)	-	-	-	-	-	(94)

Others
	(100)	(297)	(171)	(73)	63	(46)	-	(624)

	(328)	(777)	(354)	(120)	(83)	(1.424)	-	(3.086)

Consolidated Assets by Business Segment - 09.30.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	60.492	41.831	22.193	8.641	19.602	37.177	(17.775)	172.161

CURRENT ASSETS	5.939	22.756	4.143	4.858	5.937	20.722	(8.741)	55.614

CASH AND CASH EQUIVALENTS	1.203	1.412	961	250	1.356	16.028	-	21.210
OTHERS	4.736	21.344	3.182	4.608	4.581	4.694	(8.741)	34.404
NON-CURRENT ASSETS	2.993	1.565	2.441	982	962	14.422	(8.690)	14.675

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	765	-	765
MARKETABLE SECURITIES	320	5	-	2	1	411	-	739
OTHERS	2.673	1.560	2.441	980	961	13.246	(8.690)	13.171
FIXED ASSETS	51.560	17.510	15.609	2.801	12.703	2.033	(344)	101.872

Consolidated Assets by Business Segment - 06.30.2005

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	60.013	39.511	20.408	8.475	19.760	33.641	(16.231)	165.577

CURRENT ASSETS	5.213	20.973	3.344	4.787	5.590	17.402	(6.840)	50.469

CASH AND CASH EQUIVALENTS	1.322	1.145	722	238	1.354	12.414	-	17.195
OTHERS	3.891	19.828	2.622	4.549	4.236	4.988	(6.840)	33.274
NON-CURRENT ASSETS	4.389	1.596	1.168	940	863	14.024	(9.045)	13.935

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	758	-	758
MARKETABLE SECURITIES	361	5	-	2	106	992	(519)	947
OTHERS	4.028	1.591	1.168	938	757	12.274	(8.526)	12.230
FIXED ASSETS	50.411	16.942	15.896	2.748	13.307	2.215	(346)	101.173

Consolidated Results – International Business Area - 09.30.2005

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS	13.171	3.199	3.801	479	5.409	(6.457)	19.602

Income Statement
Net Operating Revenues	3.966	3.903	1.606	1.807	48	(3.206)	8.124

Intersegments	2.421	2.192	269	6	-	(3.206)	1.682
Third Parties	1.545	1.711	1.337	1.801	48	-	6.442
Operating Profit (Loss)	1.673	199	250	(90)	(420)	55	1.667
Net Income (Loss)	601	172	221	(71)	(461)	58	520

Consolidated Results – International Business Area

	R$ Million INTERNATIONAL

	E&P	SUPPLY	G&E	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS (06/30/2005)	13.267	3.231	3.990	490	5.323	(6.541)	19.760

Income Statement (09/30/2004)
Net Operating Revenues	3.837	4.490	1.638	1.865	44	(3.626)	8.248

Intersegments	2.396	2.309	277	15	-	(3.626)	1.371
Third Parties	1.441	2.181	1.361	1.850	44	-	6.877
Operating Profit (Loss)	1.320	442	370	(243)	(230)	(42)	1.617
Net Income (Loss)	400	386	289	(170)	(635)	(42)	228

1. Changes in the Oil and Alcohol Accounts

R$ Million
	Third Quarter			Jan - Sep
2Q-2005	2005	2004		2005	2004
752	758	750	Initial Balance	749	689
-	-	-	Reimbursement to Petrobras	-	4
6	7	4	Intercompany Lending Charges	16	11
-	-	-	Regularization - GTI*	-	50

758	765	754	Final Balance	765	754

OFFSET OF ACCOUNTS WITH THE GOVERNMENT

By means of Official Document Number 11/2004 of June 23, 2004, the Integrated Audit Commission ANP/STN presented the final audit report certifying and homologating the amount in the petroleum and alcohol account and enabling the offset of accounts between PETROBRAS and the government. This is now underway.

As per Law Number 10,742 of October 6, 2003, account rectification with the government should have occurred by June 30, 2004. PETROBRAS, after having furnished all the information required by the National Treasury Secretary – STN, is in discussion with the Ministry of Mines and Energy – MME, seeking to equalize the disparities that still exist between the parties in an effort to conclude the offset of accounts with the government, as per Provisionary Measure Number 2,181-45, dated August 24, 2001.

On July 2, 2004, the government made a deposit in the amount of R$ 172 million, equivalent to National Treasury Notes – H Series (NTNs-H) that were issued in favor of PETROBRAS to guarantee payment of the amount due in relation to the petroleum and alcohol account, as they matured on June 30, 2004. Of this amount, R$ 8 million were available to PETROBRAS, and the remaining amount of R$ 164 million was placed in an open account in favor of the Company as a blocked deposit linked to the STN order. The amount of the account may be paid through the issue of National Treasury bonds in a value equal to the final amount of the account rectification or with other amounts that PETROBRAS may owe to the federal government, including tax amounts or a combination of the foregoing options.

2. Analysis of Consolidated Gross Margin
3Q05/2Q005 VARIATION
MAIN IMPACTS

R$ Million

Analysis of Gross Income - Main Items		Net Revenues	Cost of Goods Sold	Gross Income

Domestic Market:	- Effect of Volumes Sold	1.179	(619)	560
	- Effect of Prices	465	-	465
. Intl. Market:	- Effect of Export Volumes	(699)	324	(375)
	- Effect of Export Price	1.198	-	1.198
Increased Expenses:	- Oil and Oil Product Imports	-	(296)	(296)
	- Domestic Government Take	-	38	38
	- Sea freight and Pipelines	-	(81)	(81)
. Increased Profitability in the Distribution Segment		80	-	80
. FX Effect on Foreigners' Controlled Companies Revenues and Costs		1.040	(1.128)	(88)
. Others		89	(900)	(811)

		3.352	(2.662)	690

3. Consolidated Taxes and Contributions

The economic contribution of PETROBRAS to Brazil, measured by generation of taxes, duties and current social contributions, to date in 2005 totals R$ 32.771 million.

R$ million
	Third Quarter				Jan - Sap
2Q-2005	2005	2004	Δ%		2005	2004	Δ%
				Economic Contribution - Country
3.571	3.982	3.106	28	Added Value Tax (ICMS)	11.270	10.379	9
1.862	1.915	1.874	2	CIDE (1)	5.556	5.778	(4)
2.475	2.558	2.072	23	PASEP/COFINS	7.459	8.195	(9)
1.630	3.164	801	295	Income Tax & Social Contribution	6.883	3.695	86
484	658	602	9	Others	1.603	1.416	13

10.022	12.277	8.455	45	Subtotal	32.771	29.463	11

758	792	906	(13)	Economic Contribution - Foreign	2.557	2.915	(12)

10.780	13.069	9.361	40	Total	35.328	32.378	9

(1)	CIDE – CONTRIBUIÇÃO DE INTERVENÇÃO DO DOMÍNIO ECONÔMICO (CONTRIBUTION OF INTERVENTION IN ECONOMICDOMAIN).

4. Government Take

R$ million
	Third Quarter				Jan - Sap
2Q-2005	2005	2004	Δ%		2005	2004	Δ%
				Country
1.580	1.769	1.355	31	Royalties	4.654	3.585	30
1.658	2.035	1.529	33	Special Participation	5.287	3.941	34
15	18	24	(25)	Surface Rental Fees	52	67	(22)

3.253	3.822	2.908	31	Subtotal	9.993	7.593	32

134	188	112	68	Foreign	470	398	18

3.387	4.010	3.020	33	Total	10.463	7.991	31

The government take in the country increased 31% in 3Q-2005 over the same period of 2004, reflecting the 45% increase in the reference price for domestic oil, which reached the average price of US$ 46.98 (US$ 32.30 in 2004).

5. Reconciliation of Shareholders’ Equity and Consolidated Net Income

	R$ Million

	Shareholders' Equity	Result
. According to Petrobras Information as of September 30, 2005	77.556	15.485
. Profit from Sales of Products in Affiliated Company Inventories	(567)	(567)
. Reversal of Profits on Inventory in Previous Years	-	384
. Capitalized Interest	(389)	48
. Absorption of Negative Shareholders' Equity in Affiliated Companies (*)	(139)	433
. Other Eliminations	(709)	(200)

. According to Consolidated Information as of September 30, 2005	75.752	15.583

* As per CVM Instruction Number 247/96, the losses that are considered to be of a non-permanent type (temporary) on investments evaluated by the equity in results of non-consolidated companies method, whose invested company does not show signs of paralysis or need for financial help from the investor company, should be limited to the value of the controlling company’s investment. Therefore, the losses occasioned by unfunded liabilities (negative net shareholder’s equity) of controlled companies did not affect the results and the net shareholder’s equity of Petrobras in 3Q-2005, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

6. PETROBRAS Stock Split

The General Extraordinary Assembly that met on July 22, 2005, deliberated and approved a stock split representing company capital of 300%, resulting in the free distribution of 3 (three) new same-type shares for each 1 (one) share, based on shareholder position on August 31, 2005. Thus, company capital in the amount of R$ 32.896 million, as of September 1, 2005, will be divided into 4,386 million shares without nominal value, of which 2,537 million are ordinary shares and 1,849 million are preferred shares, and the relationship between the American Depositary Receipts (ADRs) and the shares corresponding to each type, will be altered from the current “one share per one ADR” to “four shares per one ADR.”

7. Activity of PETROBRAS Shares and ADRs

Nominal Valuation
	Third Quarter			Jan - Sep
2Q-2005	2005	2004		2005	2004
3,23%	32,71%	21,00%	Petrobras ON	51,15%	23,30%
4,03%	32,87%	21,37%	Petrobras PN	46,77%	22,83%
17,99%	37,14%	25,58%	ADR- Level III - ON	79,71%	20,55%
19,68%	38,47%	26,67%	ADR- Level III - PN	76,06%	19,73%
-5,86%	26,08%	9,91%	IBOVESPA	20,57%	4,54%
-2,18%	2,86%	-3,40%	DOW JONES	-1,99%	-3,57%
2,89%	4,61%	-7,37%	NASDAQ	-1,09%	-5,32%

The book value of a PETROBRAS share on September 30, 2005, was R$ 17, 68.

8. Exchange Rate Exposure

Exchange rate exposure of the PETROBRAS System is measured as per the following table:

Assets	R$ Million

	09.30.2005	06.30.2005

Current Assets	18.374	18.780

Cash and Cash Equivalents	7.172	6.626
Other Current Assets	11.202	12.154
Non-Current Assets	4.440	3.221

Fixed Assets	30.072	28.556

Investiments	184	193
Property, Plant & Equipment	29.375	27.794
Others	513	569

Total Assets	52.886	50.557

Liabilities	R$ Million

	09.30.2005	06.30.2005

Current Liabilities	16.459	16.061

Short-Term Debt	8.178	7.656
Suppliers	5.793	5.277
Other Current Liabilities	2.488	3.128
Long-Term Liabilities	34.164	35.637

Long-Term Debt	32.630	34.104
Other Long-Term Liabilities	1.534	1.533

Total Liabilities	50.623	51.698

Net Assets (Liabilities) in Real	2.263	(1.141)

(+) Investment Funds - Exchange	9.572	4.465
(-) FINAME Loans - in dollar indexed reias	651	678

Net Assets in Reais	11.184	2.646

Net Assets in Dollar	5.033	1.126

Fx rate (*)	2,2222	2,3504

(1) Considers the conversion of the value in reais by the dollar sell rate on the closing date of the period

Holding Company – Statement of Results

R$ Milion
	Third Quarter			Jan - Sep
2Q-2005	2005	2004		2005	2004
35.426	37.871	33.332	Gross Operating Revenues	104.652	87.800
(9.321)	(9.779)	(9.452)	Sales Deductions	(27.889)	(25.115)

26.105	28.092	23.880	Net Operating Revenues	76.763	62.685
(14.531)	(15.030)	(13.911)	Cost of Goods Sold	(41.613)	(35.146)

11.574	13.062	9.969	Gross Profit	35.150	27.539
			Operating Expenses
(1.702)	(2.117)	(1.605)	Sales, General & Administrative	(5.445)	(3.942)
(291)	(334)	(373)	Cost of Prospecting, Drilling & Lifting	(810)	(862)
(222)	(247)	(187)	Research & Development	(662)	(501)
(102)	(114)	(117)	Taxes	(323)	(707)
(1.620)	(859)	(1.528)	Others	(3.981)	(3.636)
			Net Financial Expense
107	272	192	Income	904	1.730
(587)	(555)	(576)	Expense	(1.721)	(1.635)
(4.776)	(1.750)	(2.367)	Monetary & Foreign Exchange Correction - Assets	(6.308)	28
3.854	1.349	2.861	Monetary & Foreign Exchange Correction - Liabilities	4.867	(38)

(1.402)	(684)	110		(2.258)	85
87	86	182	Equity Income / Negative Goodwill Amortization	1.089	1.329

6.322	8.793	6.451	Operating Profit	22.760	19.305
(64)	1	(67)	Non-Operating Income (Expense)	(215)	(197)
(1.559)	(3.115)	(1.097)	Income Tax & Social Contribution	(7.060)	(5.392)

4.699	5.679	5.287	Net Income (Loss)	15.485	13.716

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

Holding Company – Balance Sheet

Liabilities	R$ Million
	09.30.2005	06.30.2005

Current Liabilities	44.603	42.365

Short-Term Debt	1.154	1.249
Suppliers	26.722	25.524
Taxes & Social Contribution Payable	7.429	6.187
Dividends / Interest on Own Capital	2.193	2.193
Project Finance and Joint Ventures	3.917	4.777
Pension Fund Obligations	362	354
Others	2.826	2.081

Long-Term Liabilities	24.867	25.001

Long-Term Debt	6.948	7.659
Subsidiaries & Controlled Companies	1.968	2.145
Pension Fund Obligations	1.561	1.266
Health Care Benefits	6.208	5.891
Deferred Taxes & Social Contribution	6.094	5.839
Others	2.088	2.201

Shareholders’ Equity	77.556	71.877

Corporate Capital	33.235	33.235
Reserves	28.836	28.836
Net Income	15.485	9.806

Total Liabilities	147.026	139.243

Holding Company – Cash Flow Statement

				R$ Million
	Third Quarter			Jan - Sep
2Q-2005	2005	2004		2005	2004
4.699	5.679	5.287	Net Income (Loss)	15.485	13.716
(904)	4.249	2.524	(+) Adjustments	3.977	4.675

915	930	1.098	Depreciation & Amortization	2.747	2.744
(5)	(7)	(5)	Petroleum & Alcohol Account	(16)	(65)
(2.456)	1.119	2.512	Supply of Oil and Oil Products Abroad	93	5.326
552	675	545	Charges on Financing and Affiliated Companies	726	(307)
90	1.532	(1.626)	Other Adjustments	427	(3.023)
3.795	9.928	7.811	(=) Net Cash Generated by Operating Activities	19.462	18.391
3.327	3.335	4.188	(-) Cash Used for CAPEX	9.886	9.272

2.241	2.543	2.298	Investment in E&P	6.947	6.138
475	666	1.575	Investment in Refining & Transport	1.735	2.914
427	493	94	Investment in Gas and Energy	1.333	136
186	93	54	Structured Projects Net of Advance	374	156
(297)	(234)	-	Dividends	(531)	(560)
295	(226)	167	Other Investments	28	488

468	6.593	3.623	(=) Net Cash Flow	9.576	9.119
(1.007)	2.942	6.082	(-) Cash Used in Financing Activities	6.010	16.205

1.475	3.651	(2.459)	(=) Cash Generated in the Period	3.566	(7.086)

10.020	11.495	15.596	Cash at the Beginning of Period	11.580	20.223
11.495	15.146	13.137	Cash at the End of Period	15.146	13.137

Holding Company – Value Added Statement

	R$ Million
	Jan - Sep
Description	2005	2004
Gross Operating Revenue from Sales & Services and Other	104.803	87.740
Raw Materials Used	(9.063)	(10.772)
Products for Resale	(4.855)	(4.538)
Materials, Energy, Services & Others	(14.306)	(10.505)

Added Value Generated	76.579	61.925

Depreciation & Amortization	(2.747)	(2.744)
Participation in Subsidiaries, Amortization of Goodwill	1.089	1.329
Financial Income Net of Associated Companies	(233)	2.138
Rent and Royalties	302	281

Total Distributable Added Value	74.990	62.929

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	4.703	3.473
Government Entites
Taxes, Fees and Contributions	35.010	30.130
Government Participation	9.981	7.593
Deferred Income Tax/Social Contribution	1.058	1.850

	46.049	39.573
Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	8.753	6.167
Financial Expenses and Interest	2.025	2.054
Monetary and FX Liability Variations
Rent and Freight Expenses	6.728	4.113

Shareholders
Dividends	2.193	3.290
Net Income in the Period	13.292	10.426

	15.485	13.716

Some values related to prior periods were reclassified for the purpose of aligning the financial statements to the current period, thus facilitating comparability.

PETROBRAS S.A

http: //www.petrobras.com.br/ri/english

For more information, please contact:

PETRÓLEO BRASILEIRO S.A – Petrobras
Investor Relations
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 401-E
20031-912 – Rio de Janeiro, RJ
Telephone: (55-21) 3224-1510 / 9947
0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.